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                                                                   EHHIBIT 1.9

                                  HEMOSOL INC.

                                  BY-LAW NO. 3

           A by-law providing for the amendment of By-law No. 1 of HEMOSOL INC.

           BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of HEMOSOL INC. (hereinafter called the "Company") as follows:

           Paragraph 42 of the By-law No. 1 of the by-laws of the Company be and the same is hereby amended by deleting the words "33?%" following the words "not less than" in the fifth line thereof and by substituting therefore the words "20%", such that paragraph 42, as amended, shall read as follows:

                     QUORUM. Two persons present and each holding or representing by proxy at least one issued share of the Company shall be a quorum of any meeting of shareholders for the choice of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 20% of the total number of the issued shares of the Company for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

                     Notwithstanding the foregoing, if the Company has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.